EXHIBIT 23.1  -  INDEPENDENT AUDITORS' CONSENT


     The Board of Directors and Shareholders
     Elsinore Corporation, Debtor-In-Possession

     We consent to incorporation by reference in the registration statements on Form S-8 of Elsinore Corporation of our report dated
     March 22, 1996, relating to the consolidated balance sheets of Elsinore Corporation and subsidiaries, (Debtor-In-Possession) as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended
     December 31, 1995, which report appears in the December 31, 1995 annual report on Form 10-K of Elsinore Corporation, Debtor-In-Possession.

     Our report dated March 22, 1996, contains an explanatory paragraph that states that on October 31, 1995 the Company filed a voluntary petition seeking to reorganize under Chapter 11 of the United
     States Bankruptcy Code. This event and circumstances relating to this event including the Company's significant losses from operations, net capital deficiency and working capital deficiency raise substantial doubt about its ability to continue as a going concern. Although the Company is currently operating as a Debtor-In-Possession under the jurisdiction of the Bankruptcy Court, the continuation of the business as a going concern is contingent upon, among other things, the ability to formulate a Plan of Reorganization which will gain approval of the creditors and shareholders and confirmation by the Bankruptcy Court, achieve satisfactory levels of future operation results and cash flows and obtain additional equity. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.




     Las Vegas, Nevada
     March 29, 1996